

December 14, 2011

<u>Via E-mail</u>
Mr. Kevin A. Plank
President
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

      Re: Under Armour, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed February 24, 2011
             Correspondence submitted November 14, 2011
             File No. 001-33202

Dear Mr. Plank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

1.   We note your response to prior comments stating that the key performance metrics used by your CODM to assess performance and allocate resources are revenues, gross margin, contribution margin and inventory. Please confirm to us, if true, that the CODM:

      •   Does not receive key performance metrics reports on any of the Company's Business Units, orally, online, in print, or otherwise directly or indirectly, from the Business Unit Leaders or from other corporate officers, including but not limited to the Chief Operating Officer, and Executive Vice Presidents (collectively "Segment Managers"), Chief Financial Officer or their respective staff.

      •   Neither assesses performance of nor approves allocations of corporate resources to Business Units, but, instead, defers to the Chief Financial Officer, Segment

Managers, or others for these functions.

2.   We note your response to prior comment five and general disclosure in Management Discussion and Analysis in your 10-K on the gross profit margin relationship of your footwear and apparel product categories. We also note that your gross profit decreased by 2.5% and 2% during the three and nine months ended September 30, 2011 due to variability in product mix, input costs and other factors. Additionally, we note diverging growth trends in your product categories. To help investors gain a more thorough understanding of your earnings, trends in profitability, and potential variability, please provide a more robust discussion that includes the gross profit percentages or amounts associated with each of your product categories for each period presented. Please also discuss historical trends, factors causing them, and your consideration as to whether those trends are likely to continue. If you are unable to assess whether trends are likely to continue, please disclose the reasons why. Please provide us with the text of your proposed disclosure based on your September 30, 2011 results that you plan to include in future filings. Please see SEC Release 33-8350 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining